FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 5/13/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __    No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release titled Ternium Further Updates Market on Sidor Nationalization Process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Roberto Philipps
Name:	Roberto Philipps
Title:	Chief Financial Officer

Dated: May 13, 2008

Sebastián Martí
Ternium - Investor Relations
+1  (866) 890 0443
+52 (81) 8865 2111
+54 (11) 4018 2389
www.ternium.com

Ternium Further Updates Market on Sidor Nationalization Process

Luxembourg, May 13, 2008 – Ternium S.A. (NYSE: TX) announced that Decree Law 6058 regulating the steel production activity in the Guayana, Venezuela region (the “Decree”) became effective today upon its publication on Venezuela’s Official Gazette.  The Decree represents a further step towards the nationalization of Ternium’s majority owned subsidiary Sidor.

The Decree orders that Sidor and its subsidiaries and affiliated companies be transformed into state-owned enterprises (“empresas del estado”), with the government owning not less than 60% of their share capital.

The Decree provides for the creation of two committees.  A transition committee shall be created to join Sidor’s board of directors and to ensure that control over the current operations of Sidor and its subsidiaries and affiliated companies is transferred to the government on or prior to June 30, 2008.  A separate committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and affiliated companies, shall be formed to negotiate over a 60-day period a fair price for the shares to be transferred to the State, together with the terms and conditions of the possible participation of such private shareholders in the share capital of the state-owned enterprises.

The Decree also states that, in the event the parties fail to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and affiliated companies into state-owned enterprises by the expiration of the 60-day period, the Ministry of Basic Industries and Mining shall assume control and exclusive operation, and the Executive Branch shall order the expropriation of the shares of the relevant companies.  No valuation criteria for the shares to be transferred to the State are provided, except that any expropriation compensation shall include neither lost profits (“lucro cesante”) nor indirect damages.

Finally, the Decree specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes shall be submitted to Venezuelan courts.

President Chávez has announced that Minister Rodolfo Sanz shall preside over the transition committee created by the Decree and shall join Sidor’s management or board of directors.

While continuing to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and in order to mitigate damages, Ternium is prepared to continue discussions with the Venezuelan government regarding the fair and adequate terms and conditions under which all or a significant part of Ternium’s interest in Sidor should be transferred to the government.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products.  With its main operations in Mexico, Venezuela and Argentina and 21,000 employees, Ternium had sales of approximately US$8 billion and shipments of approximately 10 million tons of finished steel products in 2007.  More information about Ternium is available at www.ternium.com.